KCI KONECRANES®
Lifting Businesses™

RECEIVED

2008 AUG 11 A 7:35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FILE 82-4297

Re Rule 12 g3-2(b) submission by Konecranes Plc

08004152

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

<u>Attention: Division of International Corporate Finance</u>

SUPPL

July 31, 2008

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on July 29 and 30, 2008.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

Paul Lönnfors
IR Manager

o.b.o. Liisa Siren-Salminen

Liisa Siren-Salminen
Communications Coordinator

PROCESSED
AUG 12 2008
THOMSON REUTERS

dw 8/11

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

KONECRANES PLC STOCK EXCHANGE RELEASE JULY 29, 2008 KL. 15.20

CORRECTION TO FINANCIAL TIMES ARTICLE

Financial Times published an article "Konecranes proves a tower of strength" at 6.50 p.m. on July 28, 2008 on the website ft.com, which included an error. The initial article, which now has been corrected, stated "For the whole of 2008, Mr Lundmark hopes to see growth in operating profits of above 10 per cent". The article is based on an interview with Mr. Lundmark on June 15, 2008 in which he reiterated the operating margin target for 2008 "The Group EBIT margin is targeted to exceed the comparable level of 10.0 percent (excluding capital gain) achieved in 2007."

About Konecranes
Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has more than 8,400 employees, in more than 470 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Financial Media and Analysts
Paul Lönnfors, Investor Relations Manager
E-mail: paul.lonnfors@konecranes.com or phone +358 20 427 2050

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

KONECRANES PLC INTERIM REPORT July 30, 2008 10:00 a.m.

KONECRANES PLC: JANUARY - JUNE 2008 INTERIM REPORT

Record Order Intake, Strong Profit Improvement

Second-quarter highlights:

- Second straight record high order intake: 579.3 (Q2/07: 465.1) MEUR, +24.6%
- Order book exceeds one billion euro for first time
- Net sales: 492.4 (422.0) MEUR, +16.7%
- Operating profit (EBIT): 58.3 (Q2/07: 38.0, excluding 17.6 MEUR capital gain) MEUR, EBIT margin: 11.8% (Q2/07: 9.0%, excluding capital gain)
- Profit before taxes: 52.6 (35.4, excluding capital gain) MEUR
- Earnings per share: 0.65 (0.63, 0.41 excluding capital gain) EUR
- 2008 Net sales growth target raised; target to achieve 15-20% growth (previous target: approximately 15% sales growth).

KEY FIGURES	Second quarter			First half year		R12M	
	4-6/ 2008	4-6/ 2007	Change %	1-6/ 2008	1-6/ 2007	7/07 - 6/08	2007
Orders received, MEUR	579.3	465.1	24.6	1,141.6	894.5	2,119.0	1,872.0
Order book at end of period, MEUR	1,027.7	699.8	46.8	1,027.7	699.8		757.9
Sales total, MEUR	492.4	422.0	16.7	931.6	802.6	1,878.8	1,749.7
Operating profit, MEUR	58.3	38.0*	53.5	103.3	68.8*	209.2	174.7*
Operating margin, %	11.8 %	9.0 %*		11.1 %	8.6 %*	11.1 %	10.0 %*
Profit before taxes, MEUR	52.6	35.4*	48.6	98.9	62.8*	197.3	161.2*
Net profit for the period, MEUR	37.9	24.6*	54.0	71.2	44.1*	143.3	116.1*
Earnings per share, basic, EUR	0.65	0.41*	56.4	1.21	0.74*	2.42	1.95*
Earnings per share, diluted, EUR	0.64	0.41*	57.4	1.20	0.73*	2.39	1.92*
Gearing %				24.4 %	39.3 %		7.0 %
Return on capital employed %, Rolling 12 Months (R12M)						48.3 %	50.4 %
Average number of personnel during the period				8,868	7,779		8,005

*2007 operating profit, operating margin, profit before taxes, net profit for the period and earnings per share figures are presented excluding the capital gain on the sale of real estate booked in Q2 2007, while other figures include the capital gain. Including the capital gain, the operating profit and profit before taxes are EUR 17.6 million higher, the net profit for the period is EUR 13.0 million higher, and earnings per share is 0.22 EUR higher than presented.

President and CEO Pekka Lundmark's comments on Q2 2008 performance:

"The very good performance of the Konecranes Group continued in the second quarter. In spite of the growing uncertainty in the world economy, we are again reporting a new record in quarterly order intake. The strong order book

gives us a reason to upgrade our growth target for the year 2008. Our efficiency development programs continued to deliver results, and we can be pleased with the reported 11.8 % operating margin. Particularly encouraging is that also the two weaker spots in our first quarter report - orders growth in Service and margins in Heavy Lifting - now look significantly better.

"It is, however, clear that the signs of a slowdown in the global economy are getting stronger and our market cannot be unaffected. Some effects of a weaker economy can be compensated by the expected continued good demand from certain segments, such as power generation, metals, mining and petrochemical, and by the emerging market demand in general. Also the service business is typically less cyclical than new equipment sales. Regardless of the economy, the fragmented nature of both the service and equipment markets still gives us good possibilities to seek growth through further market share gains."

Summary of Konecranes' financial performance in the second quarter of 2008

Demand remained strong for the products and services of all Business Areas. Group orders received increased 24.6 percent (+31.0 percent at comparable currency rates) to a second consecutive all-time high quarter of EUR 579.3 (Q2 2007: 465.1) million, with strong order intake across all Business Areas. Port equipment orders continued at a high level, and the growth in orders in process cranes boosted order intake in Heavy Lifting. Standard Lifting continued to post very strong order growth in the Asia-Pacific (APAC) and Europe, Middle East, Africa (EMEA) regions, and order growth in the Americas (AME) was solid. In Service, solid growth in field service operations continued, and higher modernization orders boosted order growth. Higher prices accounted for less than five percentage points of the 24.6 percent growth in Group order intake.

Higher sales in all Business Areas resulted in Group net sales growth of 16.7 percent (+22.0 percent at comparable currency rates) to EUR 492.4 (Q2 2007: 422.0) million. Standard Lifting achieved very strong sales growth as a result of the successful increase of capacity of the supply chain in response to higher demand. In Heavy Lifting sales growth was satisfactory, and Service posted solid sales growth. Higher prices accounted for less than five percentage points of the 16.7 percent growth in Group sales.

Group operating profit rose by more than 50 percent to EUR 58.3 million (Q2 2007: 38.0 MEUR excluding capital gain of 17.6 MEUR), boosted by higher volumes and improved margins in all Business Areas, but particularly in Heavy Lifting. The Group operating margin rose to 11.8 percent (Q2 2007: 9.0 percent excluding capital gain).

Net debt decreased to EUR 73.6 (Q2 2007: 101.9) million. Gearing decreased to 24.4 (Q2 2007: 39.3) percent.

GROUP

Market Review

Demand for Konecranes' products and services continued strong in the second quarter of 2008.

The slower growth of industrial production in Europe and decreasing U.S. industrial production was not visible in the order intake or in the level of inquiries for industrial lifting solutions. The outlook for slower economic growth in Europe and North America is, however, anticipated to gradually have a negative impact on general demand. In the Asia-Pacific region (APAC), industrial production continued to increase at a very fast pace and demand continued to improve.

Strong demand for industrial process cranes (Heavy Lifting) continued in all regions, especially in the steel and other metals, power, petrochemical, mining and waste-to-energy customer segments. Demand for standard lifting equipment continued to grow rapidly in APAC, and improve in EMEA. In the Americas region, demand in Standard Lifting remained at a high level. Global demand for lifting equipment in the paper and automotive industries remained low.

Demand for port equipment (Heavy Lifting) continued strong in the EMEA and APAC regions, while it was weak in AME. Strong investment activity continued in the shipbuilding industry.

Overall demand for maintenance and modernizations remained strong.

Higher input costs, especially for steel, labor and transportation, continued to create upward pressure on the market prices for equipment and services.

Acquisitions

In the first quarter of 2008, Konecranes made four acquisitions. The business of the machine tool service company Eiker Automasjon AS in Norway was acquired in January. In March, Konecranes raised its ownership in the industrial crane and service company Eydimen 2000 S.L. in Spain to 100 percent from 19 percent, and in the Finnish company Nostininnovaatiot Oy to 80 percent from 17 percent. Konecranes also increased its shareholding in the joint venture company Meiden Hoist System Company in Japan from 49 to 65 percent. Meiden was consolidated on March 31, 2008. Meiden is estimated to contribute approximately EUR 15 million in net sales in the last three quarters of 2008.

In the second quarter, Konecranes acquired the Spanish company Ausió Sistemas de Elevación S.L. The company specializes in manufacturing, sales and service of industrial cranes and hoists. Konecranes acquired the company from its owner, who will continue as General Manager in the company. The company has some 100 employees and annual net sales of EUR 17 million. In the second quarter, Konecranes also acquired the Ukrainian service company Craneservice Ukraine. The company has 140 employees and annual sales of over EUR five million. Headquartered in Odessa, Craneservice Ukraine operates in the major ports of Ukraine, such as Mariupol, Iljichevsk and Odessa, in practice serving and modernizing all crane brands in the region.

Non-organic growth accounted for approximately four percentage points of Group order and sales growth in the second quarter.

Currency Rate Effect

Changes in currency rates had a negative impact on the reported growth in order intake and sales. At comparable currency rates, Group sales growth in the second quarter was 22.0 percent and order intake was 31.0 percent, compared to 16.7 and 24.6, respectively, in reported growth. The impact was largest in the Americas region, with sales decreasing 3.7 percent at comparable currency rates, compared to the decrease of 12.6 percent in reported sales.

Of the Business Areas, Service was most affected by the stronger Euro rate, with order growth of 17.5 percent and sales growth of 13.9 percent, at comparable currency rates, compared to 9.8 and 8.3 respectively in reported growth.

In comparison with the second quarter of 2007, the impact of changes in currency rates decreased the Group's second-quarter operating margin by approximately one percentage point. The USD/EUR has the largest impact on financial performance through a combination of the translational effect and transactional exposure. The combined Group transactional and translational impact of a one-percent depreciation of the USD/EUR is roughly EUR 1.2 million in operating profit annually.

Orders Received and Order Book

Second-quarter order intake amounted to EUR 579.3 (Q2 2007: 465.1) million, representing growth of 24.6 percent. In the second quarter, Service orders increased 9.8 percent, Standard Lifting orders rose 30.5 percent and Heavy Lifting orders increased 33.7 percent. Higher prices accounted for less than five percentage points of the second-quarter 24.6 percent order growth. Order intake in the first half of the year rose to EUR 1,141.6 (1-6/2007: 894,5) million.

Second-quarter order intake growth was excellent in the Europe, Middle East & Africa region in all three Business Areas, both in developed and emerging markets. Order intake in the Americas decreased, mainly due to lower port equipment orders. Process crane and Standard Lifting orders, however, improved. Order growth in the Asia-Pacific region continued at an excellent level. Orders from emerging markets accounted for approximately 40 percent of order intake.

The value of the order book continued to increase as a result of the strong order intake, and exceeded EUR one billion for the first time. The order book rose 46.8 percent year-on-year to EUR 1,027.7 million, up from EUR 909.7 million at the end of March 2008.

Sales

Second-quarter net sales rose to EUR 492.4 (422.0) million, representing growth of 16.7 percent. Second-quarter Service sales increased 8.3 percent, but nearly 14 percent at comparable currency rates. Sales rose 30.0 percent in Standard Lifting and 15.1 percent in Heavy Lifting. Higher prices accounted for less than five percentage points of Group sales growth. In the first half of the year, net sales rose to EUR 931.6 (1-6/2007: 802,6) million.

Second-quarter sales growth was excellent in APAC, with all Business Areas contributing to the strong growth. All Business Areas also posted healthy growth in EMEA. In the Americas, the negative currency effect and lower sales in Heavy Lifting due to weaker sales of port equipment weighed on growth.

Net sales by region, MEUR	4-6/ 2008	4-6/ 2007	Change percent	Change % at comparable currency rates	1-6/ 2008	1-6/ 2007	R12M	2007
EMEA	285.9	227.0	25.9	28.0	529.2	415.2	1,065.4	951.4
AME	125.1	143.1	-12.6	-3.7	269.4	294.8	564.4	589.7
APAC	81.5	51.9	57.0	61.3	133.0	92.6	249.0	208.6
Total	492.4	422.0	16.7	22.0	931.6	802.6	1,878.8	1,749.7

Financial result

The Group's second-quarter operating profit (EBIT) increased to EUR 58.3 million (Q2 2007: 38.0 MEUR, excluding 17.6 MEUR capital gain) and the operating margin rose to 11.8 percent (9.0 percent, excluding capital gain). Higher volumes and improved profitability in all Business Areas, but particularly in Heavy Lifting, were the main drivers of the increase in operating profit. The changes in currency rates had a negative impact of approximately one percentage point on the operating margin. Group operating profit in January-June rose to EUR 103.3 million (1-6 2007: MEUR 68.8, excluding capital gain).

Second-quarter Group interest costs (the net of interest income and expenses) were EUR 1.4 (2.2) million. Other financing income and expenses amounted to EUR -4.5 (-0.9) million, which mainly comprise the effect of foreign exchange differences.

Second-quarter Group profit before taxes was EUR 52.6 million (Q2 2007: 35.4 MEUR, excluding capital gain). Income taxes were EUR 14.7 million (Q2 2007: 15.4 MEUR, of which 4.6 MEUR on the capital gain), corresponding to an effective tax rate of 28 (Q2 2007: 29) percent for the year. Group profit before taxes in January-June rose to EUR 98.9 million (1-6/2007: MEUR 62.8, excluding capital gain).

Second-quarter Group net profit was EUR 37.9 million (Q2 2007: MEUR 24.6, excluding capital gain). Group net profit in January-June was EUR 71.2 million (1-6 2007: MEUR 44.1, excluding capital gain). Second-quarter basic earnings per share totaled EUR 0.65 (0.63, 0.41, excluding capital gain) and diluted earnings per share were EUR 0.64 (0.62, 0.41 excluding capital gain). January-June basic earnings per share totaled EUR 1.21 (0.96, 0.74 excluding capital gain) and diluted earnings per share were EUR 1.20 (0.94, 0.73 excluding capital gain).

On a rolling twelve-month basis, return on capital employed was 48.3 (2007: 50.4) percent and return on equity 51.0 (2007: 51.2) percent.

Cash Flow, Balance Sheet and *Financing*

Second-quarter cash flow from operations before financing items and taxes was EUR 35.0 (Q2 2007: 30.7) million, representing EUR 0.60 (0.52) per share. The cash flow from changes in net working capital was EUR -29.9 (-13.1) million. January-June cash flow from operations before financing items and taxes was EUR 57.1 (1-6 2007: 65.2) million.

Second-quarter cash flow from financing items and taxes was EUR -20.9 (-18.4) million. Net cash flow from operating activities was EUR 14.1 (12.2) million, representing EUR 0.24 (0.21) per share.

In the second quarter, a cash total of EUR 15.0 (Q2 2007: 5.3) million was used to cover capital expenditures, including acquisitions.

Second-quarter cash flow before financing activities was EUR -0.4 (Q2 2007: 38.3) million. January-June cash flow before financing activities was EUR 4.0 (1-6 2007: 48.6) million.

Group interest-bearing debt was EUR 153.0 (149.8) million, and interest-bearing net debt was EUR 73.6 (101.9) million. Gearing was 24.4 (Q2 2007: 39.3, Q1 2008: 26.3) percent. Net working capital increased by EUR 36.1 million to EUR 235.2 million from the end of the first quarter, mainly as a result of higher inventories. The solidity (equity) ratio was 33.7 (32.5) percent and the current ratio was 1.3 (1.4).

The Group has a EUR 200 million committed back-up financing facility to secure running liquidity. At the end of the second quarter, EUR 25.4 (year-end 2007: 27.2) million was in use.

Capital Expenditures

Group capital expenditures excluding acquisitions were MEUR 6.6 (Q2 2007: 7.4) in the second quarter and MEUR 9.7 (1-6 2007: 12.8) in January-June. These capital expenditures consisted mainly of replacement or capacity expansion investments on machines, equipment and information technology. Capital expenditure in acquisitions in the second quarter were MEUR 8.8 (Q2 2007: 0.0), and MEUR 14.2 (1-6 2007: 5.4) in January-June.

Personnel

At the end of June, the Group employed 9,354 (end-March 2008: 8,845, end-June 2007: 7,983) persons. In the first half of 2008, the average number of employees was 8,868 (7,779). Since the end of 2007, the number of employees has increased by 950, of which 696 in Service. The 68 Meiden employees have been included in the personnel numbers at the end of March 2008. The second-quarter personnel increase includes almost 300 employees from the acquired companies Ausió Sistemas de Elevación S.L. and Craneservice Ukraine.

BUSINESS AREAS

Change in Reporting Method

In order to increase the transparency of the reported Business Area performance, all the services and spare parts business is reported in the Service Business Area as of January 1, 2008.

Due to this change, the Business Area figures for 2007 have been restated for better comparability. The restated figures differ from the earlier reported figures for all three Business Areas, while the Group and regional figures are unchanged.

The main change in the reporting method is that the non-Konecranes branded spare parts business is included in the Service Business Area, where previously it was reported in Standard and Heavy Lifting. The spare part business for Konecranes-branded products was included in the Service Business Area as of 2007. The 2007 comparison figures according to the new reporting structure are presented in the table below.

	Restated Q1/07	Restated Q2/07*	Restated Q3/07	Restated Q4/07	Restated 2007*	Reported 2007*
Service						
Orders Received, MEUR	159.0	157.2	154.8	152.4	623.4	563.0
Net Sales, MEUR	163.2	166.7	173.2	189.1	692.2	628.6
Operating Profit, MEUR	18.5	21.1	24.7	27.6	91.9	78.7
Operating Margin, %	11.3	12.7	14.3	14.6	13.3	12.5
Standard Lifting						
Orders Received, MEUR	183.4	187.5	188.2	184.2	743.3	793.8
Net Sales, MEUR	131.8	156.8	163.4	186.9	638.9	692.6
Operating Profit, MEUR	14.3	21.9	25.1	29.0	90.4	101.2
Operating Margin, %	10.9	14.0	15.4	15.5	14.2	14.6

Heavy Lifting						
Orders Received, MEUR	114.9	148.4	191.8	165.3	620.4	633.9
Net Sales, MEUR	110.6	125.8	115.0	184.4	535.7	549.0
Operating Profit, MEUR	7.3	5.5	3.8	15.0	31.6	34.0
Operating Margin, %	6.6	4.4	3.3	8.1	5.9	6.2

*Operating profit (EBIT) and margin, excluding the EUR 17.6 million capital gain booked in Q2 2007.

Service

The Service Business Area's orders and sales growth accelerated in the second quarter, and almost achieved double-digit growth despite the negative currency effect.

Order intake rose 9.8 percent to EUR 172.6 (157.2) million. Field service continued to grow solidly, and high modernization orders boosted order growth. Order growth was strongest in EMEA and APAC.

The contract base developed favorably, both in terms of value and number of units. At the end of June 2008, there were 329,964 (Q2 2007: 273,176) units included in the maintenance contract base. The annual value of the contract base increased to EUR 115 million from 109 million at the end of March, representing annual growth of approximately 16 percent.

Sales rose to EUR 180.5 (166.7) million, representing 8.3 percent growth. Sales growth was stable across all regions. The operating profit in Service rose to EUR 23.5 (21.1) million, and the EBIT margin improved to 13.0 from 12.7 percent.

The number of service technicians increased by roughly 360 to 3,558 from the end of 2007, and up almost 19 percent year-on-year.

Service

	4-6/ 2008	4-6/ 2007*	Change percent	1-6/ 2008	1-6/ 2007*	R12M	2007*
Orders received, MEUR	172.6	157.2	9.8	328.8	316.2	636.0	623.4
Order book, MEUR	140.2	124.5	12.6	140.2	124.5		109.3
Sales, MEUR	180.5	166.7	8.3	346.5	329.8	708.9	692.2
Operating profit, MEUR	23.5	21.1	11.2	45.7	39.6	98.0	91.9
Operating margin, %	13.0 %	12.7 %		13.2 %	12.0 %	13.8 %	13.3 %
Personnel	5,132	4,208	22.0	5,132	4,208		4,436

*The operating profit and operating margin is presented excluding the EUR 0.8 Million capital gain booked in Q2 2007.

Standard Lifting

Standard Lifting enjoyed excellent order and sales growth in the second quarter of 2008. Profitability improved substantially year-on-year and also exceeded the excellent first-quarter level.

Order intake grew 30.5 percent to EUR 244.8 (187.5) million. Orders increased in all regions, with APAC showing the strongest order growth. EMEA continuing to post very strong order growth, and AME orders growing solidly. The Standard Lifting order book increased to EUR 387.8 (Q2 2007:239.5) million, as a result of order intake exceeding output. The order book represents more than five months of sales.

Sales rose 30.0 percent to EUR 203.9 (156.8) million, mainly on higher volumes. Price increases that offset higher input costs stood for approximately five percentage points of the sales growth.

Standard Lifting's operating profit increased to EUR 34.9 (21.9) million and the EBIT margin rose to 17.1 from 14.0 percent on higher volumes and productivity. Compared to the first quarter, profitability improved despite a negative currency impact. The product mix and the currency hedging rates in the second half of the year will have a combined negative impact of approximately two percentage points on the operating margin compared with the second quarter.

Standard Lifting

	4-6/ 2008	4-6/ 2007*	Change percent	1-6/ 2008	1-6/ 2007*	R12M	2007*
Orders received, MEUR	244.8	187.5	30.5	467.0	370.9	839.4	743.3
Order book, MEUR	387.8	239.5	61.9	387.8	239.5		270.9
Sales, MEUR	203.9	156.8	30.0	372.3	288.6	722.5	638.9
Operating profit, MEUR	34.9	21.9	59.1	61.7	36.2	115.8	90.4
Operating margin, %	17.1 %	14.0 %		16.6 %	12.6 %	16.0 %	14.2 %
Personnel	2,638	2,356	12.0	2,638	2,356		2,479

*The operating profit and operating margin is presented excluding the EUR 8.9 million capital gain booked in Q2 2007.

Heavy Lifting

Heavy Lifting's order intake decreased from the very high level in the previous quarter as anticipated but continued very strong both in process cranes and port equipment. Sales growth was satisfactory and profitability improved substantially both compared with the previous quarter and the year-ago period.

Order intake grew 33.7 percent to EUR 198.4 (148.4) million. Strong order intake continued from port, steel, energy and mining customers. Process crane order intake was strong in all regions and boosted the Business Area's order growth. Port equipment orders also increased year-on-year with orders increasing in EMEA and APAC, but decreasing in AME. The lead-time in Heavy Lifting is on average 10-14 months. Heavy Lifting's order book continued to increase as orders outpaced sales, amounting to EUR 528.0 (Q2/2007:360.9) million.

Sales rose 15.1 percent to EUR 144.8 (125.8) million. There was no significant change from the previous quarter regarding the tight market for subcontracted components and capacity restraints in manufacturing.

Operating profit increased to EUR 12.6 (5.5) million, and the EBIT margin rose to 8.7 (4.4) percent. Improved project cost management and product mix contributed to higher profitability. The sales mix in the second half of the year will not be quite as favorable as in the second quarter.

Heavy Lifting

	4-6/ 2008	4-6/ 2007*	Change percent	1-6/ 2008	1-6/ 2007*	R12M	2007*
Orders received, MEUR	198.4	148.4	33.7	410.5	263.3	767.7	620.4
Order book, MEUR	528.0	360.9	46.3	528.0	360.9		406.1
Sales, MEUR	144.8	125.8	15.1	279.0	236.3	578.4	535.7
Operating profit, MEUR	12.6	5.5	129.6	20.3	12.8	39.2	31.6

Operating margin, %	8.7 %	4.4 %		7.3 %	5.4 %	6.8 %	5.9 %
Personnel	1,330	1,220	9.0	1,330	1,220		1,272

*The operating profit and operating margin is presented excluding the EUR 7.9 million capital gain booked in Q2 2007.

Group Costs

Unallocated Group overhead costs in the second quarter were EUR 10.6 (10.2) million, representing 2.1 (2.4) percent of net sales, and EUR 21.7 (18.7) million in January-June. Group overhead costs consist mainly of common development costs (HR, R&D, IT-systems, marketing), finance and legal functions, development of the company structure (M&A), and Group management and administration.

GROUP

Short-term Risks

Konecranes' customers operate in many different industries and geographical areas that are at different stages of the economic cycle. A general global economic downturn could reduce the demand for Konecranes' products and services.

Currency exchange rates imply risks to reported orders, sales and operating profit. The main currency risk is the USD against the euro. A one-percent depreciation of the USD against the euro has a negative annual EBIT impact of approximately EUR 1.2 million, excluding the effect of currency hedging.

The substantial increase in input costs including transportation and steel creates a risk regarding profitability, as the higher prices are required to maintain the profitability level.

Stock Options and Shares

Konecranes' ongoing option plans (1997, 2001, 2003 and 2007) include more than 260 key employees.

During the second quarter of 2008, Konecranes distributed 993,000 2007B options to some 130 key employees in accordance with the authorization given to the Board of Directors by the Annual General Meeting in March 2007. The options entitle to subscription of one Konecranes share per option to the subscription price of EUR 25.72 (the weighted average share price in April 2007) per share.
The subscription period for the 2007B options is 2 May, 2010 - 30 April, 2012.

Pursuant to Konecranes' stock option plans, 392,640 new shares were subscribed for and registered in the Finnish Trade Register during the first half of 2008. As a result of these subscriptions, the number of Konecranes shares increased to 61,371,420 shares.

The ongoing stock options at the end of June entitle to subscription of a total of 2,639,800 shares.

The terms and conditions of the stock option programs are available on Konecranes' website at www.konecranes.com.

The average number of shares in the first half of 2008 was 58,558,884, excluding own shares in the company's possession.

Repurchase of Konecranes shares and shares in the company's possession

In January 2008, EUR 1.6 million was used for repurchases of own shares on the basis of the authorization of the 2007 AGM, and the decision of Konecranes Board in 2007. At the end of June 2008, Konecranes held 2,542,600 of the company's own shares. This corresponds to 4.1 percent of total shares and votes.

Market Capitalization and Trading Volume

Konecranes' share price increased by 11.5 percent during the first half of 2008 and closed at EUR 26.30. The highest quotation in January-June was EUR 32.50 and the period low was EUR 15.56. The volume-weighted average share price during the period was EUR 24.13. In the same period, the OMX Helsinki Index deceased by 26.1 percent and the OMX Helsinki Industrials Index decreased by 15.8 percent.

At the end of June 2008, Konecranes' total market capitalization was EUR 1,614 million including own shares in the company's possession, making it the 22nd largest company on the Nordic Exchange Helsinki.

The trading volume totaled 94.1 (1-6/2007: 58.4) million shares, representing an annualized turnover velocity of 300 percent on the total number of outstanding shares. Total trading amounted to EUR 2,269 (1,531) million, which was the 14th highest on the OMX Nordic Exchanges Helsinki. The daily average trading volume was 742,727 (470,580) shares, representing a daily average turnover of EUR 18.1 (12.3) million.

Flagging notifications

Barclay Global Investors UK Holdings Ltd informed Konecranes that its ownership in Konecranes had exceeded five percent of the shares and voting rights on February 28, 2008. The total number of shares owned by the group totaled 3,444,786 representing 5.64 percent of the shares and votes in Konecranes.

Future prospects

Group order intake in the second half of the year is not anticipated to reach the exceptionally high level achieved in the first half of the year. This is mainly due to the expectation of lower order intake for port equipment.

The demand outlook in Service is stable for the rest of the year. In Standard Lifting, demand is expected to be roughly unchanged compared with the first half of the year. In Heavy Lifting, demand and order intake in port equipment is anticipated to weaken from the first half of the year, while the process crane business is expected to continue strong.

Derived from scheduled deliveries and the current demand outlook for the rest of 2008, Konecranes targets 2008 net sales to increase by 15-20 percent in 2008.

The Group operating margin is targeted to exceed the comparable level of 10.0 percent (excluding capital gain) achieved in 2007, in spite of cost inflation and the unfavorable exchange rate development. The seasonal effect of the operating margin improving towards the end of the year is expected to be less pronounced in 2008 than in 2007.

Helsinki, July 30, 2008

Konecranes Plc
Board of Directors

Disclaimer

It should be noted that certain statements in this report, which are not historical facts, including, without limitation, those regarding
- expectations for general economic development and market situation,
- expectations for general development of the industry,
- expectations regarding customer industry profitability and investment willingness,
- expectations for company growth, development and profitability,
- expectations regarding market demand for the company's products and services,
- expectations regarding the successful completion of acquisitions on a timely basis and our ability to achieve the set targets and synergies,
- expectations regarding competitive conditions,
- expectations regarding cost savings,
- and statements preceded by "believes," "expects," "anticipates," "foresees" or similar expressions,

are forward-looking statements. These statements are based on current expectations, decisions and plans and currently known facts. Therefore, they involve risks and uncertainties, which may cause actual results to materially differ from the results currently expected by the company. Such factors include, but are not limited to,
- general economic conditions, including fluctuations in exchange rates and interest levels,
- the competitive situation, especially significant products or services developed by our competitors,
- industry conditions,
- the company's own operating factors, including the success of production, product development, project management, quality, and timely delivery of our products and services and their continuous development,
- the success of pending and future acquisitions and restructurings.

Summary Financial Statements and Notes

CONSOLIDATED STATEMENT OF INCOME - IFRS

EUR million	4-6/ 2008	4-6/ 2007*	1-6/ 2008	1-6/ 2007*	Change %	1-12/ 2007*
Sales	492.4	422.0	931.6	802.6	16.1	1 749.7
Other operating income	1.3	18.2	1.9	19.0		20.3
Depreciation and impairments	-6.5	-5.9	-12.6	-12.1		-24.6
Other operating expenses	-428.9	-378.7	-817.6	-723.1		-1 553.1
Operating profit	58.3	55.6	103.3	86.4	19.5	192.3
Share of result of associates and joint ventures	0.2	0.5	0.4	0.3		0.7
Financial income and expenses	-5.9	-3.1	-4.8	-6.3		-14.3
Profit before taxes	52.6	53.0	98.9	80.4	23.0	178.8
Taxes	-14.7	-15.4	-27.7	-23.3		-49.6
Net profit for the period	37.9	37.6	71.2	57.1	24.7	129.2

Net profit for the period attributable to :
Shareholders of the

parent company	37.8	37.6	71.1	57.1		129.2
Minority interest	0.1	0.0	0.1	0.0		0.0
Earnings per share, basic (EUR)	0.65	0.63	1.21	0.96	26.6	2.17
Earnings per share, diluted (EUR)	0.64	0.62	1.20	0.94	27.6	2.13

*The income statement is presented including the EUR 17.6 million capital gain booked in Q2 2007.

CONSOLIDATED BALANCE SHEET - IFRS

EUR million

ASSETS	30.6.2008	30.6.2007	31.12.2007
Non-current assets			
Goodwill	59.1	55.2	56.8
Other intangible assets	63.8	52.6	59.4
Property, plant and equipment	63.4	59.0	61.9
Advance payments and construction in progress	5.4	6.4	4.7
Investments accounted for using the equity method	3.6	6.6	6.3
Available-for-sale investments	2.2	2.4	2.4
Long-term loans receivable	1.6	0.4	1.7
Deferred tax assets	25.9	28.0	24.9
Total non-current assets	224.8	210.6	218.0
Current assets			
Inventories			
Raw material and semi-manufactured goods	126.5	103.1	105.3
Work in progress	173.1	125.9	129.9
Advance payments	23.9	28.2	16.0
Total inventories	323.5	257.2	251.2
Accounts receivable	340.9	315.1	328.0
Loans receivable	0.5	0.3	0.2
Other receivables	26.8	21.5	18.9
Deferred assets	120.4	80.3	84.6
Cash and cash equivalents	77.3	47.1	56.0
Total current assets	889.4	721.6	738.9
TOTAL ASSETS	1 114.2	932.3	956.9

EQUITY AND LIABILITIES	30.6.2008	30.6.2007	31.12.2007
Equity attributable to equity holders of the parent company			
Share capital	30.1	30.1	30.1
Share premium account	39.3	39.3	39.3
Share issues	0.0	0.4	0.0
Fair value reserves	3.7	3.4	3.3
Translation difference	-19.7	-6.4	-12.9
Paid in capital	5.7	5.3	4.7
Retained earnings	170.3	130.0	87.0
Net profit for the period	71.1	57.1	129.2
Total equity attributable to equity holders of the parent company	300.5	259.2	280.7
Minority interest	1.5	0.1	0.1
Total equity	302.0	259.2	280.8
Non-current liabilities			
Interest-bearing liabilities	58.6	77.2	45.7

Other long-term liabilities	57.0	58.5	57.3
Deferred tax liabilities	18.6	18.3	15.8
Total non-current liabilities	134.1	154.0	118.8
Provisions	38.8	27.3	37.2
Current liabilities			
Interest-bearing liabilities	94.4	72.7	31.8
Advance payments received	219.3	134.6	179.1
Progress billings	7.4	3.3	2.7
Accounts payable	107.3	107.3	120.4
Other short-term liabilities (non-interest bearing)	25.0	22.7	22.8
Accruals	185.8	151.1	163.3
Total current liabilities	639.3	491.7	520.1
Total liabilities	812.2	673.0	676.1
TOTAL EQUITY AND LIABILITIES	1 114.2	932.3	956.9

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - IFRS

	Equity attributable to equity holders of the parent company				
EUR million	Share capital	Share premium account	Share issues	Fair value reserves	Translation difference
Balance at 1 January, 2008	30.1	39.3	0.0	3.3	-12.9
Option exercised					
Share issue					
Dividend distribution					
Cash flow hedge				0.4	
Translation difference					-6.8
Share based payments recognized against equity					
Purchase of treasury shares					
Business combinations					
Net profit for the period					
Balance at 30 June, 2008	30.1	39.3	0.0	3.7	-19.7
Balance at 1 January, 2007	30.0	39.0	0.0	3.7	-5.8
Option exercised	0.0	0.3			
Share issue			0.4		
Dividend distribution					
Cash flow hedge				-0.2	
Translation difference					-0.6
Share based payments recognized against equity					
Purchase of treasury shares					
Business combinations					
Net profit for the period					
Balance at 30 June, 2007	30.1	39.3	0.4	3.4	-6.4

	Equity attributable to equity holders of the parent company				
EUR million	Paid in capital	Retained earnings	Total	Minority interest	Total equity

Balance at 1 January, 2008	4.7	216.2	280.7	0.1	280.8
Option exercised	2.6		2.6		2.6
Share issue			0.0		0.0
Dividend distribution		-46.8	-46.8		-46.8
Cash flow hedge			0.4		0.4
Translation difference			-6.8		-6.8
Share based payments recognized against equity		0.9	0.9		0.9
Purchase of treasury shares	-1.6		-1.6		-1.6
Business combinations			0.0	1.4	1.4
Net profit for the period		71.1	71.1	0.1	71.2
Balance at 30 June, 2008	5.7	241.4	300.5	1.5	302.0
Balance at 1 January, 2007	0.5	156.3	223.7	0.1	223.7
Option exercised	4.8		5.2		5.2
Share issue			0.4		0.4
Dividend distribution		-26.7	-26.7		-26.7
Cash flow hedge			-0.2		-0.2
Translation difference			-0.6		-0.6
Share based payments recognized against equity		0.4	0.4		0.4
Purchase of treasury shares			0.0		0.0
Business combinations			0.0		0.0
Net profit for the period		57.1	57.1		57.1
Balance at 30 June, 2007	5.3	187.0	259.2	0.1	259.2

CONSOLIDATED CASH FLOW STATEMENT - IFRS

EUR million	1-6/2008	1-6/2007	1-12/2007
Cash flow from operating activities			
Net profit for the period	71.2	57.1	129.2
Adjustments to net profit for the period			
Taxes	27.7	23.3	49.6
Financial income and expenses	5.1	6.4	14.5
Share of result of associated companies and joint ventures	-0.4	-0.3	-0.7
Dividend income	-0.3	0.0	-0.2
Depreciation and impairments	12.6	12.1	24.6
Profits and losses on sale of fixed assets	0.0	-17.8	-18.0
Other adjustments	0.1	-0.2	-0.2
Operating income before change in net working capital	116.0	80.5	198.7
Change in interest-free short-term receivables	-42.7	5.4	-14.9
Change in inventories	-69.4	-27.8	-28.3
Change in interest-free short-term liabilities	53.2	7.0	77.6
Change in net working capital	-58.9	-15.4	34.4
Cash flow from operations before financing items and taxes	57.1	65.2	233.2
Interest received	1.0	0.8	2.2
Interest paid	-3.1	-6.2	-10.8
Other financial income and expenses	-1.5	-1.8	-0.4
Income taxes paid	-31.4	-23.5	-40.7

Financing items and taxes	-35.0	-30.6	-49.7
Net cash from operating activities	22.1	34.5	183.5
Cash flow from investing activities			
Acquisition of Group companies, net of cash	-8.1	-5.2	-13.8
Acquisition of shares in associated company	0.0	0.0	0.0
Investments in other shares	-0.2	-0.5	-0.5
Capital expenditures	-10.5	-11.7	-22.5
Proceeds from sale of fixed assets	0.4	31.5	32.3
Dividends received	0.3	0.0	0.2
Net cash used in investing activities	-18.1	14.1	-4.4
Cash flow before financing activities	4.0	48.6	179.1
Cash flow from financing activities			
Proceeds from options exercised and share issues	2.6	5.6	6.7
Purchase of treasury shares	-2.5	0.0	-46.0
Proceeds from long-term borrowings	38.5	59.7	100.1
Repayments of long-term borrowings	-27.2	-104.9	-177.8
Proceeds from (+), payments of (-) short-term borrowings	54.0	20.6	-20.8
Change in long-term receivables	0.2	0.0	-1.3
Change in short-term receivables	-0.3	-0.2	0.0
Dividends paid	-46.8	-26.7	-26.7
Net cash used in financing activities	18.4	-45.9	-165.8
Translation differences in cash	-1.0	0.0	-1.7
Change of cash and cash equivalents	21.4	2.8	11.6
Cash and cash equivalents at beginning of period	56.0	44.4	44.4
Cash and cash equivalents at end of period	77.3	47.1	56.0
Change of cash and cash equivalents	21.4	2.8	11.6

The effect of changes in exchange rates has been eliminated by converting the beginning balance at the rates current on the last day of the year.

SEGMENT INFORMATION

1. BUSINESS SEGMENTS

EUR million

Orders received by business area	1-6/ 2008	% of total	1-6/ 2007	% of total	1-12/ 2007	% of total
Service 1)	328.8	27	316.2	33	623.4	31
Standard Lifting	467.0	39	370.9	39	743.3	37
Heavy Lifting	410.5	34	263.3	28	620.4	31
./. Internal	-64.7		-55.9		-115.1	
Total	1 141.6	100	894.5	100	1 872.0	100

1) Excl. Service Contract Base

Order book 2)	30.6. 2008	30.6. 2007	31.12. 2007
Total	1 027.7	699.8	757.9

2) Percentage of completion deducted

Sales by business area	1-6/ 2008	% of total	1-6/ 2007	% of total	1-12/ 2007	% of total
Service	346.5	35	329.8	39	692.2	37
Standard Lifting	372.3	37	288.6	34	638.9	34
Heavy Lifting	279.0	28	236.3	28	535.7	29
./. Internal	-66.2		-52.2		-116.9	
Total	931.6	100	802.6	100	1 749.7	100

Operating profit (EBIT) by business area without gain on the sale of real estate	1-6/ 2008 MEUR	EBIT %	1-6/ 2007* MEUR	EBIT %	1-12/ 2007* MEUR	EBIT %
Service	45.7	13.2	39.6	12.0	91.9	13.3
Standard Lifting	61.7	16.6	36.2	12.6	90.4	14.2
Heavy Lifting	20.3	7.3	12.8	5.4	31.6	5.9
Group costs	-21.7		-18.7		-36.8	
Consolidation items	-2.7		-1.0		-2.3	
Total	103.3	11.1	68.8	8.6	174.7	10.0

Total operating profit (EBIT) by business area	1-6/ 2008 MEUR	EBIT %	1-6/ 2007 MEUR	EBIT %	1-12/ 2007 MEUR	EBIT %
Service	45.7	13.2	40.4	12.2	92.7	13.4
Standard Lifting	61.7	16.6	45.2	15.6	99.3	15.5
Heavy Lifting	20.3	7.3	20.7	8.7	39.5	7.4
Group costs	-21.7		-18.7		-36.8	
Consolidation items	-2.7		-1.0		-2.3	
Total	103.3	11.1	86.4	10.8	192.3	11.0

Personnel by business area (at the end of the period)	30.6. 2008	% of total	30.6. 2007	% of total	31.12. 2007	% of total
Service	5 132	55	4 208	53	4 436	53
Standard Lifting	2 638	28	2 356	30	2 479	29
Heavy Lifting	1 330	14	1 220	15	1 272	15
Group staff	254	3	199	2	217	3
Total	9 354	100	7 983	100	8 404	100

2. GEOGRAPHICAL SEGMENTS

EUR million

Sales by market	1-6/ 2008	% of total	1-6/ 2007*	% of total	1-12/ 2007*	% of total
Europe-Middle East-Africa (EMEA)	529.2	57	415.2	52	951.4	54
Americas (AME)	269.4	29	294.8	37	589.7	34
Asia-Pacific (APAC)	133.0	14	92.6	12	208.6	12
Total	931.6	100	802.6	100	1 749.7	100

NOTES:

KEY FIGURES	1-6/2008	1-6/2007	Change %	1-12/2007
Earnings per share, basic (EUR)	1.21	0.96	26.6	2.17
Earnings per share, diluted (EUR)	1.20	0.94	27.6	2.13
Return on capital employed %, Rolling 12 Months (R12M)	48.3	39.6	22.0	50.4
Return on equity %, Rolling 12 Months (R12M)	51.0	48.5	5.2	51.2

Equity per share, EUR	5.11	4.33	18.0	4.80
Current ratio	1.3	1.4	-7.1	1.3
Gearing %	24.4	39.3	-37.9	7.0
Solidity %	33.7	32.5	3.7	36.1
EBITDA	115.9	98.5	17.7	217.0
Investments total (excl. acquisitions), EUR million	9.7	12.8	-23.8	25.2
Interest-bearing net debt, EUR million	73.6	101.9	-27.8	19.7
Net working capital, EUR million	235.2	237.5	-1.0	166.4
Average number of personnel during the period	8 868	7 779	14.0	8 005
Average number of shares outstanding, basic	58 558 884	59 478 680	-1.5	59 608 990
Average number of shares outstanding, diluted	59 050 886	60 443 564	-2.3	60 507 038
Number of shares outstanding, at end of the period	58 828 820	59 923 980	-1.8	58 505 780

The period end exchange rates:	30.6.2008	30.6.2007	Change %	31.12.2007
USD	1.575	1.351	-14.2	1.472
CAD	1.585	1.425	-10.1	1.445
GBP	0.792	0.674	-14.9	0.733
CNY	10.807	10.282	-4.9	10.752
SGD	2.145	2.066	-3.7	2.116
SEK	9.426	9.253	-1.8	9.442
NOK	7.979	7.973	-0.1	7.958
AUD	1.638	1.589	-3.0	1.676

The period average exchange rates:	30.6.2008	30.6.2007	Change %	31.12.2007
USD	1.530	1.329	-13.1	1.370
CAD	1.539	1.508	-2.0	1.468
GBP	0.775	0.675	-13.0	0.684
CNY	10.799	10.256	-5.0	10.416
SGD	2.123	2.031	-4.3	2.063
SEK	9.374	9.223	-1.6	9.249
NOK	7.948	8.138	2.4	8.016
AUD	1.655	1.645	-0.6	1.635

CONTINGENT LIABILITIES AND PLEDGED ASSETS

EUR million	30.6.2008	30.6.2007	31.12.2007
Contingent liabilities			
For own debts			
Mortgages on land and buildings	0.0	0.0	0.0
For own commercial obligations			
Pledged assets	0.1	1.2	0.3
Guarantees	237.3	141.9	255.3
Other contingent liabilities and			

financial liabilities			
Leasing liabilities			
Next year	24.1	15.4	24.1
Later on	64.1	53.5	63.7
Other	0.2	1.6	0.0
Total	325.7	213.6	343.5

Leasing contracts follow the normal practices in corresponding countries.

Total by category			
Mortgages on land and buildings	0.0	0.0	0.0
Pledged assets	0.1	1.2	0.3
Guarantees	237.3	141.9	255.3
Other liabilities	88.4	70.4	87.9
Total	325.7	213.6	343.5

Contingent liabilities relating to litigations

Various legal actions, claims and other proceedings are pending against the Group in various countries. These actions, claims and other proceedings are typical for this industry and consistent with a global business offering that encompasses a wide range of products and services. These matters involve contractual disputes, warranty claims, product liability (including design defects, manufacturing defects, failure to warn and asbestos legacy), employment, vehicles and other matters involving claims of general liability.

While the final outcome of these matters cannot be predicted with certainty Konecranes is of the opinion, based on the information available to date and considering the grounds presented for such claims, available insurance coverage and the reserves made, that the outcome of such actions, claims and other proceedings, if unfavorable, would not have a material, adverse impact on the financial condition of the Group.

NOTIONAL AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

EUR million	30.6. 2008 Nominal value	30.6. 2008 Fair value	30.6. 2007 Nominal value	30.6. 2007 Fair value	31.12. 2007 Nominal value	31.12. 2007 Fair value
Foreign exchange forward contracts	153.1	5.3	225.9	2.6	168.8	5.4
Electricity derivatives	1.2	0.7	1.1	0.2	0.9	0.3
Total	154.3	6.0	226.9	2.7	169.7	5.7

Derivatives are used for hedging currency and interest rate risks, as well as the risk of electricity price fluctuations. The Company applies hedge accounting on the derivatives used to hedge cash flows in Heavy Lifting projects.

ACQUISITIONS

At the end of January 2008 Konecranes strengthened its position in the machine tool service (MTS) business in Scandinavia acquiring the business of the Norwegian MTS company Eiker Automasjon AS. On March 6 Konecranes acquired the entire share capital of Eydimen 2000 S.L., the Spanish crane and service company. Prior to this transaction, Konecranes held 19.2 percent of the share capital in Eydimen. Also at the beginning of March Konecranes acquired additional 62.8 percent of the Finnish company Nostininnovaatiot Oy. Prior stake to this company was 17.4 percent. On March 31 Konecranes signed an agreement to exercise its options to raise its holding in the joint venture

company Meiden Hoist System Company, Ltd of Japan from 49.0 to 65.0 percent. During the second quarter Konecranes made two acquisitions. In mid April Konecranes acquired Spanish company Ausió Sistemas de Elevación S.L. The company specializes in manufacturing, sales and service of Industrial cranes and hoists. Also in April Konecranes acquired the Ukrainian service company Craneservice Ukraine.

The preliminary fair values of the identifiable assets and liabilities of the acquired businesses at the date of acquisitions are summarized below.

EUR million	30.6.2008 Recognized on acquisition	30.6.2008 Carrying value
Intangible assets	9.4	1.2
Tangible assets	1.5	1.5
Deferred tax assets	0.4	0.4
Inventories	7.4	6.8
Account receivables and other assets	15.1	15.8
Cash and bank	1.8	1.8
Total assets	35.5	27.4
Deferred tax liabilities	3.0	0.0
Account payables	9.7	9.7
Other liabilities	10.2	10.2
Minority interest	1.4	1.4
Total liabilities	24.3	21.3
Net assets	11.2	6.1
Acquisition costs	14.2	
Goodwill	3.0	
Cash outflow on acquisition		
Acquisition costs	14.2	
Cash flow of earlier interests in acquired businesses	-2.7	
Liabilities assumed	-1.7	
Acquisition costs paid in cash	9.8	
Cash and cash equivalents of acquired companies	-1.8	
Net cash flow arising on acquisition	8.1	

QUARTERLY FIGURES:

CONSOLIDATED STATEMENT OF INCOME - IFRS, QUARTERLY

EUR million	Q2/2008	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Sales	492.4	439.2	522.8	424.4	422.0	380.5
Other operating income	1.3	0.6	0.8	0.6	18.2	0.7
Depreciation and impairments	-6.5	-6.2	-6.9	-5.7	-5.9	-6.2
Other operating expenses	-428.9	-388.7	-456.3	-373.8	-378.7	-344.3
Operating profit	58.3	45.0	60.4	45.5	55.6	30.8
Share of result of associates and joint ventures	0.2	0.2	0.1	0.4	0.5	-0.2
Financial income and expenses	-5.9	1.1	-3.6	-4.3	-3.1	-3.2
Profit before taxes	52.6	46.3	56.9	41.5	53.0	27.4
Taxes	-14.7	-13.0	-14.3	-12.0	-15.4	-8.0

Net profit for the period	37.9	33.3	42.6	29.5	37.6	19.5

CONSOLIDATED BALANCE SHEET - IFRS

EUR million	Q2/2008	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
ASSETS						
Goodwill	59.1	56.4	56.8	58.4	55.2	54.0
Other intangible assets	63.8	60.8	59.4	61.1	52.6	54.7
Property, plant and equipment	63.4	60.6	61.9	59.4	59.0	68.2
Other	38.6	36.6	40.0	43.3	43.8	45.1
Total non-current assets	224.8	214.4	218.0	222.2	210.6	221.9
Inventories	323.5	274.6	251.2	268.3	257.2	251.6
Receivables and other current assets	488.6	458.7	431.7	422.2	402.3	378.6
Cash and cash equivalents	77.3	59.7	56.0	57.3	62.0	62.0
Total current assets	889.4	793.0	738.9	747.8	721.6	692.3
Total assets	1 114.2	1 007.4	956.9	970.1	932.3	914.2
EQUITY AND LIABILITIES						
Total equity	302.0	261.6	280.8	287.1	259.2	218.0
Non-current liabilities	134.1	123.9	118.8	151.8	154.0	157.2
Provisions	38.8	35.9	37.2	30.5	27.3	27.3
Advance payments received	219.3	192.9	179.1	158.7	134.6	109.8
Other current liabilities	420.0	393.1	340.9	341.9	357.1	401.9
Total liabilities	812.2	745.8	676.1	682.9	673.0	696.2
Total equity and liabilities	1 114.2	1 007.4	956.9	970.1	932.2	914.2

CONSOLIDATED CASH FLOW STATEMENT - QUARTERLY

EUR million	Q2/2008	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Cash flow before change in net working capital	64.9	51.1	67.2	51.0	43.8	36.7
Change in net working capital	-29.9	-29.0	39.2	10.5	-13.1	-2.2
Financing items and taxes	-20.9	-14.1	-9.5	-9.5	-18.4	-12.2
Net cash from operating activities	14.1	8.0	96.9	52.1	12.2	22.3
Cash flow from investing activities	-14.5	-3.6	-6.4	-12.1	26.1	-12.0
Cash flow before financing activities	-0.4	4.4	90.5	40.0	38.3	10.3
Proceeds from options exercised and share issues	2.2	0.4	1.2	-0.1	3.6	2.0
Purchase of treasury shares	0.0	-2.5	-46.0	0.0	0.0	0.0
Change of interest-bearing debt	15.1	50.0	-46.3	-28.7	-57.0	32.3
Dividends paid	0.0	-46.8	0.0	0.0	0.1	-26.8

Net cash used in financing activities	17.3	1.1	-91.1	-28.8	-53.3	7.5
Translation differences in cash	0.8	-1.8	-0.7	-1.0	0.1	-0.1
Change of cash and cash equivalents	17.6	3.8	-1.4	10.2	-14.9	17.7
Cash and cash equivalents at beginning of period	59.7	56.0	57.3	47.1	62.0	44.4
Cash and cash equivalents at end of period	77.3	59.7	56.0	57.3	47.1	62.0
Change of cash and cash equivalents	17.6	3.8	-1.4	10.2	-14.9	17.7

QUARTERLY SEGMENT INFORMATION

EUR million

Sales by business area	Q2/2008	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Service	180.5	166.1	189.1	173.2	166.7	163.2
Standard Lifting	203.9	168.3	186.9	163.4	156.8	131.8
Heavy Lifting	144.8	134.2	184.4	115.0	125.8	110.6
./. Internal	-36.8	-29.5	-37.6	-27.2	-27.2	-25.0
Total	492.4	439.2	522.8	424.4	422.0	380.5

Operating profit (EBIT) by business area without gain on the sale of real estate	Q2/2008	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Service	23.5	22.2	27.6	24.7	21.1	18.5
Standard Lifting	34.9	26.8	29.0	25.1	21.9	14.3
Heavy Lifting	12.6	7.7	15.0	3.8	5.5	7.3
Group costs	-10.6	-11.0	-12.2	-5.9	-10.2	-8.5
Consolidation items	-2.0	-0.7	1.0	-2.3	-0.3	-0.7
Total	58.3	45.0	60.4	45.5	38.0	30.8

Orders received by business area	Q2/2008	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Service 1)	172.6	156.1	152.4	154.8	157.2	159.0
Standard Lifting	244.8	222.2	184.2	188.2	187.5	183.4
Heavy Lifting	198.4	212.2	165.3	191.8	148.4	114.9
./. Internal	-36.5	-28.2	-30.9	-28.4	-28.0	-27.8
Total	579.3	562.3	471.0	506.4	465.1	429.4

1) Excl. Service Contract Base

Order book by business area	Q2/2008	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Service	140.2	121.8	109.3	122.8	124.5	112.9
Standard Lifting	387.8	338.4	270.9	267.7	239.5	211.0
Heavy Lifting	528.0	476.5	406.1	434.3	360.9	336.0
./. Internal	-28.3	-27.0	-28.4	-29.9	-25.1	-23.1
Total	1 027.7	909.7	757.9	794.8	699.8	636.8

Sales by market	Q2/2008	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Europe-Middle East-Africa (EMEA)	285.9	243.3	297.6	238.6	227.0	188.2
Americas (AME)	125.1	144.3	159.6	135.4	143.1	151.7
Asia-Pacific (APAC)	81.5	51.5	65.6	50.4	51.9	40.7
Total	492.4	439.2	522.8	424.4	422.0	380.5

ACCOUNTING PRINCIPLES

The presented financial information is prepared accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the EU.
Konecranes applies the same accounting policies as were applied in the 2007 annual financial statements, except for the change in Segment reporting. The change in the Segment reporting method is that the non-Konecranes branded spare parts business is included in the Service Business area, where previously it was reported in Standard and Heavy Lifting. The spare part business for Konecranes-branded products was included in the Service Business area as of 2007. The 2007 comparison figures according to the new reporting structure are restated accordingly.

The key figures in this interim financial report are calculated with same accounting principles than in year 2007 annual financial statements. The calculation rules of key figures are presented in the financial statements of the previous year.

The figures presented in the tables above have been rounded to one decimal, which should be taken into account when reading the sum figures.

The interim report has not been subject to audit.

Events on July 30, 2008

Analyst and press briefing

A luncheon presentation for media and analysts will be held at Konecranes office in Helsinki at 12.00 noon Finnish Time (address: Eteläesplanadi 22 B).

Live webcast

A live webcast of the presentation for analysts and media will begin at 12.00 noon Finnish time and can be followed at www.konecranes.com.

Internet

This report and presentation material is available on the Internet at www.konecranes.com immediately after publication. A recording of the webcast will be available on the Internet later on the same day.

Next report

Konecranes Interim Report January-September 2008 will be published on October 29, 2008 10.00 a.m.

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Mr Pekka Lundmark, President and CEO, tel. +358 20 427 2000
Mr Teo Ottola, Chief Financial Officer, tel. +358 20 427 2040,
Mr Paul Lönnfors, IR Manager, tel. +358 20 427 2050

DISTRIBUTION
OMX Nordic Exchange
Media

END